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File No. 82-34816
July 11, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

SUPPL

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Judgment Appealed to Intellectual Property High Court (Dated June 25, 2007)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816

June 25, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Judgment Appealed to Intellectual Property High Court

Notice is hereby given that with regard to the action filed with the Tokyo District Court by Aruze Corporation ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., on which the court rendered a judgment fully in favor of Sammy as of May 22, 2007, Sammy today received delivery of a written appeal by Aruze from the Intellectual Property High Court, as described below:

Description

1. Appellant:

(1) Name: Aruze Corporation

(2) Location: 1-25, Ariake 3-chome, Koto-ku, Tokyo

(3) Representative: Kunihiko Yogo, President and Representative Director

(4) Date of appeal: June 4, 2007

2. Background

Aruze filed an action against Sammy for the payment of ¥21,000,000,000 in damages as of December 27, 2005, alleging that Sammy's drum-rotating game machines (or pachislot machines) "*Hokuto-no-Ken*" had infringed two of its patent rights (No. 3069092 and No. 3708056). A judgment was rendered as of May 22, 2007 as follows:

(1) The plaintiff's claim shall all be dismissed.

(2) The costs of the action shall be borne by the plaintiff.

3. Future prospects

As found in the judgment of the first instance, Sammy believes that it has not infringed any patent rights and intends to claim its legitimacy in the appellate court.

The development of the action may have some effect on the operating results of the Company but at present, it is expected to be insignificant, if any.

- END -

END